

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 13, 2023

Ross DiMaggio
Chief Financial Officer
AmeriCrew Inc.
21 Omaha Street
Dumont, NJ 07628

> **Re: AmeriCrew Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **Form 10-KT/A filed February 7, 2023**
> **File No. 000-56176**

Dear Ross DiMaggio:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction